U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING


(Check One:)

X Form 10-K and 10-KSB   __ Form 20-F   __ Form 11-K   __ Form 10-Q and 10-QSB
__ Form N-SAR

        For Period Ended:   May 31, 2001
        [ ]    Transition Report on Form 10-K
        [ ]    Transition Report on Form 20-F
        [ ]    Transition Report on Form 11-K
        [ ]    Transition Report on Form 10-Q
        [ ]    Transition Report on Form N-SAR
        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


Full Name of Registrant

FORESTINDUSTRY.COM


Former Name if Applicable


Address of Principal Executive Office (Street and Number)

2480 KENWORTH ROAD, SUITE 11

City, State and Zip Code

NANAIMO, BRITISH COLUMBIA, CANADA V9T 3Y3

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PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-KSB, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Due to a reorganization and limited staff, more time is necessary to complete the Company's Form 10-KSB.


PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

           ANDREA DALEY                (250)                    758-0665
               (Name)               (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           X Yes     __ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           X Yes     __ No

     The Company has incurred a loss of approximately $740,000 for the year ended May 31, 2001.

                               FORESTINDUSTRY.COM
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 29, 2001                            By:  /s/  JOE PERRATON
                                                       Joe Perraton, President